PARAMOUNT ENERGY TRUST

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of PET’s operating and financial results for the three months ended March 31, 2010 as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s interim consolidated financial statements and accompanying notes for the three months ended March 31, 2010 and 2009 as well as the Trust’s audited consolidated financial statements and accompanying notes and MD&A for the years ended December 31, 2009 and 2008. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A.  The date of this MD&A is May 7, 2010.

Mcf equivalent (“Mcfe”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. For natural gas, gigajoules (“GJ”) are converted to Mcf at a conversion ratio of     1.0546 GJ: 1 Mcf.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Trust follows the successful efforts method of accounting for its petroleum and natural gas operations.  This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases are expensed rather than capitalized in the year incurred.  However, to make reported funds flow in this MD&A comparable to industry practice the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities in the funds flow reconciliation.

Funds flow

Management uses cash flow from operations before changes in non-cash working capital, gas over bitumen royalty adjustments not yet received, settlement of asset retirement obligations and certain exploration costs (“funds flow”), funds flow per Trust Unit and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Funds flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows:

Funds flow GAAP reconciliation	Three months ended March 31
($ thousands except per Trust Unit amounts)	2010	2009
Cash flow provided by operating activities	81,626	49,075
Exploration costs (1)	1,334	3,591
Expenditures on asset retirement obligations	2,023	1,362
Gas over bitumen royalty adjustments not yet received	1,621	-
Changes in non-cash operating working capital	(2,185)	(12,874)
Funds flow	84,419	41,154
Funds flow per Trust Unit (2)	$ 0.66	$ 0.36

(1)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures and dry hole costs and are considered by PET to be more closely related to investing activities than operating activities.

(2)

Based on weighted average Trust Units outstanding for the period.

Additional significant accounting policies and non-GAAP measures are discussed elsewhere in this MD&A.

OPERATIONS

Capital expenditures

	Three months ended March 31
Capital expenditures ($ thousands)	2010	2009
Exploration and development expenditures (1)	38,322	39,649
Acquisitions	24,149	6,725
Dispositions	(2,202)	(99)
Other	100	105
Total capital expenditures	60,369	46,380

(1)

Exploration and development expenditures for the three months ended March 31, 2010 include approximately $1.3 million in exploration costs (three months ended March 31, 2009 - $3.6 million) which have been expensed directly on the Trust’s statement of earnings (loss) in accordance with the successful efforts method of accounting. Exploration costs including seismic expenditures and dry hole costs and are considered by PET to be more closely related to investing activities than operating activities, and therefore they are included with capital expenditures.

Exploration, development and land expenditures totaled $38.3 million for the three months ended March 31, 2010 as compared to $39.6 million for the first quarter of 2009. The decrease is primarily due to lower seismic expenditures compared to 2009 and $3.3 million in drilling royalty credits earned through drilling activities in first quarter of 2010, offset by capital spending of $9.4 million on the Trust’s gas storage project at Warwick. In addition to continued evaluation of the storage project, capital expenditures for the first quarter of 2010 were primarily directed towards drilling, completions and well tie-ins in the Northern district ($13.2 million) and the West Central district ($9.9 million). By the end of April the Trust’s winter capital program had added approximately 14.0 MMcfe/d of natural gas production.

PET completed the evaluation phase of its potential commercial gas storage project located north of Vegreville, Alberta. The project targets a depleted gas reservoir proximal to the main Alberta gas transmission pipeline system and just south of the gas-consuming region of the Alberta oil sands. Based on PET’s internal engineering estimates, the total cost of the project is projected to be $57.5 million including mineral rights and storage lease costs, the drilling, completion and equipping of nine horizontal injection/withdrawal wells, compression and other facilities, of which $10.8 million was spent in 2009 and an additional $9.4 million was spent in the first three months of 2010.

Acquisitions spending of $24.1 million include the purchase of natural gas assets at Ukalta and Wostock in east central Alberta (“Ukalta Acquisition”) for $16.5 million, comprised of a purchase price of $17.5 million less approximately $1.0 million in drilling royalty credits received as part of the acquisition, and including a $1.8 million deposit paid in 2009, and a $9.4 million deposit paid during the quarter in respect of a property acquisition at Edson that closed on April 1, 2010.

On March 10, 2010 PET entered into an agreement to acquire oil and natural gas assets in the Edson area of west central Alberta for $126 million (the “Edson Acquisition”). PET acquired 10.1 MMcfe/d of natural gas and liquids production (80 percent natural gas) as well as extensive gathering and processing infrastructure and undeveloped lands in a desirable multi-zone part of the Alberta deep basin (the “Edson Assets”). The vendor’s independent reserve evaluator assigned 34.5 Bcf of gas reserves and 1.4 MMbbls of oil and natural gas liquids (“NGL”) reserves (42.9 Bcfe total) to the Edson Assets in their December 31, 2009 evaluation. As part of the Edson Acquisition, PET agreed to farm-in on 37 gross (31 net) sections of undeveloped Cardium rights in the area of which 22 net sections are believed by PET to be prospective for light oil. The farm-in includes a two well horizontal drilling and completion commitment, each earning 50 percent of the vendor’s net interest in four sections followed by a rolling option to earn the additional lands on the same basis. In addition to the 19,900 net acres of Cardium rights subject to 50 percent earning through the farm-in arrangement described above, the assets also include 13,393 net acres of undeveloped land prospective for development of Cretaceous and Jurassic tight gas sands. PET has identified significant upside in the acquired assets through further intensified development of the Rock Creek basin-centered gas zone, and through several deep basin, gas-saturated Cretaceous zones that are prospective for horizontal development. The Edson Acquisition closed as scheduled on April 1, 2010, and therefore production, funds flows and the purchase price have not been reflected in the Trust’s first quarter results, with the exception of the deposit paid on the acquisition.

The acquisition price of $126 million, prior to adjustments, was funded through a combination of bank debt, the early termination of gas price hedging contracts and an issue of subscription receipts (“Subscription Receipts”).  In conjunction with the Acquisition, PET entered into an agreement to sell on a bought deal basis 10.5 million Subscription Receipts at a price of $4.75 each for gross proceeds of $50.0 million to a syndicate of underwriters.  PET also granted the underwriters an option to purchase up to an additional 1.6 million Subscription Receipts on the same terms as above, which was exercised resulting in total proceeds of $57.5 million prior to issue costs.  On closing of the Edson Acquisition on April 1, 2010 the Subscription Receipts were converted into 12.1 million Trust Units of PET.

Subsequent to the end of the first quarter, the Trust entered into agreements to sell four non-core properties for total proceeds of $36.2 million. The properties currently produce 2.2 MMcfe/d and were assigned proved plus probable reserves of 9.4 Bcfe at December 31, 2009 by the Trust’s independent reserves evaluator. In addition to $29.1 million in cash which will be applied to reduce bank debt, the Trust received shares in a public oil and gas company valued at $7.1 million. Two of the transactions closed in April and the two remaining transactions are expected to close in May.

Production

	Three months ended March 31
Natural gas production by core area (MMcfe/d)	2010	2009
Northern District
Northeast	42.6	57.9
Athabasca	34.6	48.2
Northern District total	77.2	106.1
Southern District
Birchwavy West	19.5	22.4
Birchwavy East	28.9	30.8
Southern District total	48.4	53.2
West Central District	17.0	-
Severo Energy Corp.	5.7	6.5
Other	0.9	1.3
Total (1)	149.2	167.1
Deemed production from gas over bitumen financial solution	26.3	18.9
Total actual plus deemed production (1)	175.5	186.0

(1)

First quarter production was reduced by approximately 6.6 MMcfe/d as a result of delays in the return to production of voluntary shut-ins initiated in a number of producing areas in the Northern and Southern districts during 2009 to preserve value during a period of low gas prices.

Northern and Southern district production decreased from 159.3 Mmcfe/d for the first quarter of 2009 to 125.6 MMcfe/d for the current quarter due to the shut-in of 10.5 MMcfe/d of natural gas production at Legend in the Northeast core area effective October 31, 2009 as a result of a gas over bitumen shut-in order from the Energy Resources Conservation Board (“ERCB”), non-core property dispositions primarily in the Athabasca area, restricted capital programs in 2009 due to low gas prices, and voluntary production shut-ins initiated by the Trust in 2009, partially offset by production volumes from the Ukalta Acquisition, which averaged 5.8 MMcfe/d for the first three months of 2010. All shut-in volumes were returned to production by the end of March with the exception of 2.2 MMcfe/d which was producing into third party facilties with high operating costs.  The Trust is currently reviewing other low cost alternatives for these volumes.

The West Central operating district was acquired through the acquisition of Profound Energy Inc. (“Profound”) in 2009. Production in the West Central district averaged 15.0 MMcfe/d for the second half of 2009, and increased to 17.0 MMcfe/d for the three months ended March 31, 2010 due to successful drilling programs initiated by the Trust on these assets.

Total average production for the three months ended March 31, 2010 decreased 11 percent to 149.2 MMcfe/d from 167.1 MMcfe/d in the 2009 period due to restricted capital programs and delays in returning shut-in production as discussed above, partially offset by the increase in production associated with the Profound acquisition and subsequent development of the West Central assets and the Ukalta Acquisition. Total actual plus deemed production declined six percent in the first quarter of 2010 relative to the same period in 2009.

MARKETING

Natural gas prices

	Three months ended March 31
Natural gas prices ($/Mcfe, except percent amounts)	2010	2009
Reference prices
AECO Monthly Index	5.36	5.63
AECO Daily Index	4.95	4.92
Alberta Gas Reference Price (1)	4.80	5.10
Average PET prices
Before financial hedging and physical forward sales (2)	5.45	5.44
Percent of AECO Monthly Index (%)	102	96
Before financial hedging (3)	5.45	5.50
Percent of AECO Monthly Index (%)	102	98
After financial hedging and physical forward sales (“Realized” gas price)	9.78	6.46
Percent of AECO Monthly Index (%)	182	115

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for March 2010 is an estimate.

(2)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial hedging and physical forward sales, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO Monthly Index.

(3)

Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

After a natural gas price rebound in late 2009 driven by cold weather and increased heating demand, which led to an increase in the AECO Monthly Index from $2.70 per Mcf for September 2009 to $5.44 per Mcf for January 2010, gas prices have experienced weakness to date in 2010 as strong supply from shale gas plays in the United States and liquefied natural gas (“LNG”) imports and continued weak industrial gas demand due to the economic recession in North America have contributed to high gas storage levels. PET’s natural gas price before financial hedging and physical forward sales was relatively unchanged from the three months ended March 31, 2009 to the current quarter, compared to a decrease in the AECO Monthly Index price of five percent from period to period. PET’s natural gas price before financial hedging and physical forward sales measured 102 percent of the AECO Monthly Index in the current quarter as compared to 96 percent of the AECO Monthly Index for the three months ended March 31, 2009 as a result of the increasing oil and NGL volumes included in the Trust’s production portfolio.

The Trust’s realized gas price was $9.78 per Mcfe for the first quarter of 2010, a 51 percent increase from the comparable quarter in 2009. The increase was due to realized gains on financial instruments totaling $56.4 million for the three months ended March 31, 2010 related primarily to the early termination of PET’s AECO-based financial fixed price natural gas contracts for April through October 2010. PET may terminate in the money hedging instruments in advance of the stated maturity dates in order to lock in gains and cash flow to enhance the Trust’s balance sheet and maintain distribution sustainability for Unitholders. In this case the early termination of the summer 2010 hedging contracts provided the necessary liquidity to close the Edson Acquisition. The hedge price on the crystallized volumes for the April to October 2010 period was immediately reset to $4.55 per GJ. In addition, PET collected $1.9 million in call option proceeds during the quarter, further enhancing the Trust’s realized gas price.

Risk management

PET’s gas price risk management strategy is focused on using financial instruments to mitigate the effect of commodity price volatility on funds flow and distributions, to lock in attractive economics on capital programs and acquisitions and to take advantage of perceived anomalies in natural gas markets. The Trust uses both financial hedge arrangements and physical forward sales to hedge up to a maximum of 60 percent of the trailing quarter’s production including gas over bitumen deemed volumes in accordance with the limits under the Trust’s credit facility and Hedging and Risk Management Policy. PET will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Trust’s realized gas price. The term “financial instruments” includes all financial and physical risk management contracts. Although PET considers the majority of these risk management contracts to be effective economic hedges against potential gas price volatility, the Trust does not follow hedge accounting for its financial instruments.

PET’s hedging activities are conducted by an internal Risk Management Committee under guidelines approved by the Administrator’s Board of Directors. PET’s hedging strategy, though designed to protect funds flow and distributions, is opportunistic in nature. Depending on management’s perceived position in the commodity price cycle the Trust may elect to reduce or increase its hedging position within the approved guidelines. The Trust mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

The Trust recorded an unrealized gain on financial instruments of $16.7 million for the three months ended March 31, 2010, primarily due to the decrease in forward AECO natural gas prices during the quarter.

Financial and physical forward sales arrangements (net of related financial and physical fixed-price natural gas purchase contracts) at the AECO and NYMEX trading hubs as at May 7, 2010 are as follows:

Type of Contract	Volumes at AECO (GJ/d) (2)	% of 2010 Forecast Production(4)	Price ($/GJ)(1)	Futures Market ($/GJ) (3)	Term
Financial	100,000	52	4.49	3.84	April 2010
Financial	110,000	57	4.35	3.54	May 2010
Financial	102,500	53	4.41	3.62	June – October 2010
Financial	95,000	49	7.52		November 2010 – March 2011
Physical	10,000	5	7.75		November 2010 – March 2011
Period total	105,000	54	7.54	4.72	November 2010 – March 2011
Financial	70,000	36	5.36	4.72	April – October 2011
Financial	60,000	31	5.33	5.51	November 2011 – March 2012
Financial	89,679	46	6.78	5.94	January – March 2013

(1)

Average price calculated using weighted average price for sell contracts.

(2)

All transactions are at AECO unless identified specifically as a NYMEX transaction.

(3)

Futures market reflects AECO/NYMEX settled and forward market prices as at May 7, 2010.

(4)

Calculated using 194,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

The current mark-to-market value of the Trust’s financial and physical forward sales arrangements at May 7, 2010 is approximately $77 million.

As part of PET’s risk management strategy, the Trust has also sold forward financial call options to counterparties to purchase natural gas from PET at strike prices in excess of current forward prices. Option premiums of $11.0 million have been received and included in funds flows in respect of these transactions, of which $3.4 million was recorded in 2008, $5.7 million was recorded in 2009 and $1.9 million was recorded in the first quarter of 2010. Call option contracts outstanding as of May 7, 2010 are as follows.

Type of Contract	Volumes at AECO (GJ/d)	% of 2010 Budgeted Volume (1)	Average Strike Price ($/GJ)	Futures Market(2) ($/GJ)	Term
Sold Call	20,000	10	7.25	3.87	April – December 2010
Sold Call	15,000	8	7.08	3.62	April – October 2010
Sold Call	32,500	17	8.00	4.72	November 2010 – March 2011
Sold Call	30,000	15	6.00	4.72	April – October 2011

(1)

Calculated using 194,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

(2)

Futures market reflects AECO/NYMEX forward market prices as at May 7, 2010.

The Trust also enters into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. PET had no net basis exposure as of May 7, 2010.

FINANCIAL RESULTS

Revenue

	Three months ended March 31
Revenue ($ thousands)	2010	2009
Oil and natural gas revenue, before financial hedging (1)	73,139	82,750
Realized gains (losses) on financial instruments (2)	56,350	14,353
Call option premiums received (3)	1,851	-
Total revenue	131,340	97,103

(1)

Includes revenues related to physical forward sales contracts which settled during the period.

(2)

Realized gains (losses) on financial instruments include settled financial forward contracts and options.

(3)

Call option premiums received are included in the calculation of the Trust’s realized gas price and funds flows.

Total revenue increased to $131.3 million for the three months ended March 31, 2010 compared to $97.1 million for the first quarter of 2009 primarily due to a $42.0 million increase in realized gains on financial instruments related to the Trust’s gas price management program, and $1.9 million in call option premiums received in the current period.

	Three months ended March 31
	2010		2009
Funds flow reconciliation	$ millions	$/Mcfe	$ millions	$/Mcfe
Production (Bcfe)	13.4		15.0
Revenue (1)	131.3	9.78	97.1	6.46
Royalties	(9.0)	(0.67)	(8.8)	(0.59)
Operating costs	(23.6)	(1.76)	(33.0)	(2.20)
Transportation	(3.1)	(0.23)	(3.3)	(0.22)
Operating netback from production (3)	95.6	7.12	52.0	3.45
Gas over bitumen royalty adjustments	4.2	0.32	3.4	0.23
Lease rentals	(0.8)	(0.06)	(1.0)	(0.07)
General and administrative (2)	(8.0)	(0.59)	(7.8)	(0.52)
Interest and other (2)	(2.8)	(0.21)	(1.7)	(0.11)
Interest on convertible debentures (2)	(3.8)	(0.29)	(3.7)	(0.25)
Funds flow (2) (3)	84.4	6.29	41.2	2.73

Funds flow

(1)

Revenue includes realized gains and losses on financial instruments and call option premiums received.

(2)

Excludes non-cash items.

(3)

This is a non-GAAP measure; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Royalties

Royalty expense increased to $9.0 million for the three months ended March 31, 2010 from $8.8 million for the comparative quarter in 2009. PET’s average royalty rate (royalties as a percentage of revenues including gains and losses on financial instruments) decreased to 6.9 percent from 9.1 percent in the first quarter of 2009 due to the inclusion of $58.2 million in realized gains on financial instruments and call option premiums in PET’s realized natural gas price, resulting in a realized price equivalent to 204 percent of the Alberta Gas Reference Price for the period. Alberta Crown royalties are based on the Alberta Gas Reference Price.

PET’s average royalty rate on natural gas revenues before financial instruments is 12.3 percent for the three months ended March 31, 2010 compared to 10.6 percent for the first quarter of 2009. The increase in royalty rate is related to the inclusion of West Central assets in the Trust’s revenue base, which attract higher royalty rates than PET’s Northern and Southern district assets due primarily to higher average well productivity and NGL content.

Operating costs

Total operating costs decreased 28 percent to $23.6 million ($1.76 per Mcfe) for the three months ended March 31, 2010 from $33.0 million ($2.20 per Mcfe) for the same period in 2009. PET has initiated cost reduction initiatives at all operated fields to enhance competitiveness, profitability and efficiency in the current low gas price environment. Unit-of-production costs decreased 20 percent from 2009 levels due to cost reduction efforts and warmer winter weather compared to the prior period, which resulted in reduced expenses on road maintenance, methanol and other supplies.

Transportation costs

Transportation costs decreased to $3.1 million for three month period ended March 31, 2010 as compared to $3.3 million for the three month period ended March 31, 2009 due to lower production volumes. Unit transportation costs were $0.23 per Mcfe for the three month period ended March 31, 2010 as compared to $0.22 per Mcfe in the first quarter of 2009. PET has reduced its transportation expenses for its northeast Alberta production by pursuing contracts to market gas directly to end users proximal to the Trust’s northeast Alberta operations at market-based prices, which benefit from reduced transportation costs. Certain of these contracts were in place at PET’s Legend property, which has been shut-in by the ERCB pursuant to Decision 2009-061 (see “Gas over bitumen royalty adjustments” in this MD&A). The shut-in, coupled with increasing tolls for transportation of natural gas in Alberta will lead to higher unit transportation costs in future periods as compared to the prior year.

Operating netback

PET’s operating netback increased by $43.6 million to $95.6 million for the three months ended March 31, 2010 from $52.0 million for the three months ended March 31, 2009, due to lower operating costs and $58.2 million in realized gains on hedging contracts and call option premiums, partially offset by reduced production volumes.

Operating netback reconciliation	($ millions)
Realized price increase	44.6
Production decrease	(10.4)
Royalty increase	(0.2)
Operating cost decrease	9.4
Transportation cost decrease	0.2
Increase in operating netback	43.6

Gas over bitumen royalty adjustments

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB, or its successor the ERCB as a result of certain bitumen conservation decisions. The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

Effective October 31, 2009 the ERCB ordered the shut-in of approximately 8.6 MMcfe/d of natural gas production from the Trust’s Legend property due to gas over bitumen concerns. PET is eligible to receive the gas over bitumen financial solution in respect of a minimum of 7.0 MMcf/d of the production shut-in by the ERCB order.

The Trust’s net deemed production volume for purposes of the royalty adjustment was 26.3 MMcf/d in the first quarter of 2010. Deemed production represents all PET natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB or ERCB, or through correspondence in relation to an AEUB ID 99-1 application.  In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production increased 7.4 MMcf/d from 18.9 MMcf/d for the three months ended March 31, 2009 as a result of the Legend shut-in order, partially offset by the annual ten percent reduction in deemed production volumes.

The majority of royalty adjustments received have been recorded on PET’s balance sheet rather than reported as income as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences.  Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

In 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

Gas over bitumen royalty adjustments are not paid to PET in cash, but are a deduction from the Trust’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices, such as those experienced in the second half of 2009 and the first quarter of 2010, the Trust’s net crown royalty expenses were too low to recover the full amount of the gas over bitumen royalty adjustments, and as such royalty adjustments for past periods will be recovered in future periods. Eventual realization of the royalty adjustments is highly likely as deemed production is reduced by ten percent annually, whereas the Trust is focused on maintaining production and reserves year over year through  capital spending programs, complemented with strategic acquisitions. PET has a total of $6.8 million in royalty adjustments receivable as at March 31, 2010, which are netted against the gas over bitumen liability on the Trust’s balance sheet. These amounts are included in funds flows and considered distributable income. The change in PET’s gas over bitumen liability during 2009 is as follows.

Gas over bitumen royalty adjustments ($ thousands)
Net liability, December 31, 2008	74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received	(5,138)
Net liability, December 31, 2009 Royalty adjustments recorded for the three months ended March 31, 2010 Less: royalty adjustments not yet received	77,167 3,828 (1,621)
Net liability, March 31, 2010	79,374

General and administrative expenses

General and administrative expenses including non-cash items decreased five percent to $8.6 million for the three months ended March 31, 2010 from $9.1 million for the three months ended March 31, 2009 as a result of lower non-cash stock-based compensation expense. The Trust recorded a $0.6 million non-cash recovery for the current quarter related to the cancellation of performance warrants of Severo Energy Corp. (“Severo”), a 90 percent owned subsidiary of PET. Cash general and administrative expenses for the current three-month period increased by $0.2 million from the comparable quarter in 2009 due to additional expenses related to management of the west central Alberta assets, partially offset by lower consulting fees.

Interest expense

Interest and other expense totaled $2.8 million for the three months ended March 31, 2010 as compared to $1.7 million for the first quarter of 2009, due primarily to higher interest rate margins on the Trust’s credit facility since the facility renewal in April 2009, partially offset by lower average bank debt balances.

Interest on convertible debentures for the three months ended March 31, 2010 totaled $4.4 million, marginally lower than the $4.5 million incurred for the three months ended March 31, 2009. Included in convertible debenture interest expense for the current quarter is $0.6 million of non-cash expense related primarily to the amortization of debt issue costs ($0.8 million for the three month period in 2009).

Funds flow

Funds flow netbacks increased to $6.29 per Mcfe in the first quarter of 2010 from $2.73 per Mcfe in the comparable period for 2009, driven primarily by $4.33 per Mcfe in realized gains on financial instruments for the current quarter and lower operating costs. As a result of the increase in netbacks, funds flow increased to $84.4 million ($0.66 per Trust Unit) from $41.2 million ($0.36 per Trust Unit) for the first quarter of 2009.

Exploration expense

Exploration costs include lease rentals paid on undeveloped lands, seismic expenditures, amortization expense on undeveloped lands and expired leases and are expensed by the Trust in accordance with the successful efforts method of accounting for oil and gas assets, whereas they are typically capitalized by companies employing the full cost method of accounting. Exploration expenses decreased to $4.0 million for the three months ended March 31, 2010 from $6.8 million for the first quarter of 2009, due to lower geological and geophysical expenditures and a decrease in lease rentals on undeveloped lands.

Depletion, depreciation and accretion

Depletion, depreciation and accretion (“DD&A”) expense increased from $48.3 million in the first quarter of 2009 to $55.5 million in 2010 due to a 29 percent increase in PET’s depletion rate, partially offset by an 11 percent reduction in production volumes.  In the fourth quarter of 2009, successful efforts accounting rules changed to require DD&A to be calculated based on “average price” reserves, which are measured using the average commodity price on the first trading day of each month of the year. Prior to 2009 reserves were evaluated using a constant price as of the last trading day of the year. For DD&A purposes, the Trust’s 2009 year-end reserves were evaluated using an average natural gas price of $3.79 per Mcf. The low price resulted in lower reserve volumes than the forecast price reserves disclosed in PET’s 2009 annual report, which increased the Trust’s DD&A rate.

Earnings (loss)

The Trust reported net earnings of $37.3 million ($0.29 per basic and diluted Trust Unit) for the three months ended March 31, 2010 as compared to net earnings of $78.5 million ($0.69 per basic and diluted Trust Unit) for the 2009 period. The lower net earnings are due to a decrease in unrealized gains on financial instruments, from $95.1 million for the first quarter of 2009 to $16.7 million for the current quarter, partially offset by a $43.2 million increase in funds flows in 2010.

Asset retirement obligation

The Trust’s asset retirement obligation is estimated by a third party consulting firm based on PET’s net ownership interest in all wells and facilities and estimated costs to abandon wells, decommission facilities and reclaim leases and roads, discounted at a credit-adjusted interest rate to arrive at a net present value figure. The timing of asset retirement expenditures is estimated based on the reserve life of assets according to the Trust’s external reserve report prepared as of December 31, 2009. These expenditures are currently expected to occur over the next 25 years with the majority of costs incurred between 2016 and 2021. PET’s asset retirement obligation increased from $194.6 million at December 31, 2009 to $202.4 million at March 31, 2010 due to accretion expense and additional obligations relating to the Ukalta Acquisition and first quarter drilling activities.

Income taxes

In 2007, legislation was passed (the "Trust Tax Legislation") pursuant to which certain distributions from publicly-traded specified investment flow through entities (“SIFTs”), including energy trusts, will be subject to a trust-level tax and will be characterized as dividends to the Unitholders, commencing January 1, 2011.

Once the Trust Tax Legislation becomes applicable to PET, distributions to PET's Unitholders will no longer be deductible in computing the Trust’s taxable income. In conjunction with the trust level tax, the personal tax on distributions will be similar to the tax paid on a dividend received from a taxable Canadian corporation.  This will effectively reduce the income available for distribution to PET's Unitholders, with the end result being a two-tiered tax structure similar to that of corporations and the double taxation of distributions for Unitholders who hold their Trust Units in registered accounts such as RRSP, RRIF and RESP accounts. PET has a permanent establishment in Alberta, where the provincial tax rate in 2011 is expected to be ten percent, which would result in an effective tax rate of 26.5 percent in 2011 and 25 percent in 2012.

In 2008 the Department of Finance provided guidelines to enable the conversion of existing income trusts and other SIFT entities into public corporations without immediate tax consequences to the SIFTs or their investors. The amendments will allow such conversions from that date until 2013. The proposals generally facilitate the conversion of SIFTs into corporations and reflect the government’s intention to permit SIFTs to convert to corporate status on a tax-deferred basis while mitigating undue tax effects.

As a result of the Trust Tax Legislation, on March 9, 2010 PET announced its intention to convert from an income trust to a corporation. The conversion, subject to approval of PET's Unitholders as well as customary court and regulatory approvals, is anticipated to be approved at the Annual General and Special Meeting of the Trust scheduled for June 17, 2010 and completed shortly thereafter.

Following a thorough analysis of the various strategic alternatives with respect to PET’s structure going forward as well as PET’s current Unitholder base, the Trust has concluded that the proposed conversion will provide broadened access to capital markets by eliminating the constraints of the SIFT structure imposed by the Trust Tax Legislation.  In addition, Canadian taxable PET Unitholders will benefit from a more tax effective treatment of their cash dividends following the conversion to a corporate structure.  PET Unitholders will also benefit from a simplified and more efficient corporate structure and under the current legislation the conversion can be structured on a tax deferred basis for Canadian income tax purposes. The details of the conversion will be contained in an information circular which is anticipated to be mailed to Unitholders in May 2010.

PET recorded future tax expense of $nil for the three months ended March 31, 2010 (three months ended March 31, 2009 – $1.2 million tax recovery). Based on production forecasts for PET’s reserves included in the independent reserve report as at December 31, 2009, and funds flows based on current forward AECO prices for natural gas, the book values of the Trust’s assets are projected to approximate the related tax values on January 1, 2011, the date the direct tax on distributions within the Trust becomes effective. Future income tax is a non-cash item and does not affect the Trust’s funds flows or its cash available for distributions.

Tax pools

Tax pool information ($ millions)	As at March 31, 2010
Canadian oil and gas property expense (COGPE)	302
Canadian development expense (CDE)	123
Canadian exploration expense (CEE)	63
Undepreciated capital cost (UCC)	168
Trust unit issue costs	11
Non-capital losses	120
Total	787

At March 31, 2010, the Trust’s consolidated income tax pools are estimated to be $787 million. Actual tax pool amounts will vary as tax returns are finalized and filed.

SUMMARY OF QUARTERLY RESULTS

Quarterly results	Three months ended
($ thousands except where noted)	Mar 31, 2010	Dec 31, 2009	Sept 30, 2009	June 30, 2009
Oil and natural gas revenues (1)	73,139	56,987	47,875	58,631
Natural gas production (MMcfe/d)	149.2	145.9	152.4	165.5
Funds flow (2)	84,419	39,409	59,599	91,186
Per Trust Unit - basic	0.66	0.32	0.49	0.81
Net earnings (loss)	37,250	(11,287)	(44,151)	(8,728)
Per Trust Unit - basic	0.29	(0.09)	(0.36)	(0.08)
- diluted	0.29	(0.09)	(0.36)	(0.08)
Realized natural gas price ($/Mcfe) (3)	9.78	5.87	7.51	9.10
Average AECO Monthly Index price ($/Mcf)	5.36	4.23	3.02	3.66

Quarterly results	Three months ended
($ thousands except where noted)	Mar 31, 2009	Dec 31, 2008	Sept 30, 2008	June 30, 2008
Oil and natural gas revenues (1)	82,750	109,090	149,216	166,199
Natural gas production (MMcfe/d)	167.1	173.1	183.7	188.4
Funds flow (2)	41,154	61,513	76,380	81,350
Per Trust Unit - basic	0.36	0.55	0.68	0.73
Net earnings (loss)	78,460	(8,986)	180,796	(55,365)
Per Trust Unit – basic	0.69	(0.08)	1.62	(0.50)
- diluted	0.69	(0.08)	1.60	(0.50)
Realized natural gas price ($/Mcfe) (3)	6.46	7.61	8.78	9.00
Average AECO Monthly Index price ($/Mcf)	5.63	6.79	9.25	9.35

(1)

Excludes realized gains (losses) on financial instruments.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

(3)

Realized natural gas price includes realized gains and losses on financial hedging and physical forward sales contracts.

Oil and natural gas revenues are a function of production levels and natural gas prices before hedging. Revenues were highest in the second and third quarters of 2008 when AECO prices were highest, averaging $9.30 per Mcf, and lowest in the third quarter of 2009, when the AECO Monthly Index price averaged $3.02 per Mcf. The Trust uses financial instruments to mitigate the effect of volatility in AECO prices on funds flows, and therefore funds flows will trend with PET’s realized gas price and changes in production levels. Funds flows were highest in the second quarters of 2008 and 2009 and the first quarter of 2010 as a result of realized gas prices of $9.00, $9.10 and $9.78 per Mcfe, respectively. Funds flows are lowest in the fourth quarter of 2009 due to lower realized gas prices coupled with the effects of declining production relative to previous quarters.

Net earnings are a function of funds flows and non-cash charges, such as DD&A and unrealized gains (losses) on financial instruments. Due to the volatility of natural gas prices and the Trust’s hedging position, net earnings (losses) will fluctuate with changes in AECO gas prices as of each balance sheet date. Net earnings were exceptionally high in the third quarter of 2008 and the first quarter of 2009 as a result of unrealized gains on financial instruments of $168.9 million and $95.1 million, respectively. The net losses in the second quarter of 2008 and the third quarter of 2009 were due to unrealized losses $70.4 million and $45.8 million, respectively on the change in mark-to-market value of PET’s financial instruments during those periods. Net earnings of $37.3 million for the three months ended March 31, 2010 are due to higher funds flows relative to previous quarters and $16.7 million in unrealized gains on financial instruments.

LIQUIDITY, CAPITALIZATION AND FINANCIAL RESOURCES

Capitalization and financial resources
($ thousands except per Trust Unit and percent amounts)	March 31, 2010	December 31, 2009
Long term bank debt	235,638	262,393
Working capital deficiency (surplus) (1) Convertible debentures, measured at principal amount	23,914 230,168	8,450 230,168
Net debt	489,720	501,011
Trust Units outstanding (thousands)	128,591	126,224
Market price at end of period ($/Trust Unit)	4.68	5.22
Market value of Trust Units	601,806	658,889
Total capitalization (1)	1,091,526	1,159,900
Net debt as a percentage of total capitalization (%)	44.9	43.2
Annualized funds flow (1)	337,676	157,636
Net debt to annualized funds flow ratio (times) (1)	1.5	3.2

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A. Annualized funds flow is for the first quarter of 2010 and the fourth quarter of 2009.

PET has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). The revolving nature of the facility expires on May 24, 2010 if not extended. The borrowing base on the Credit Facility is currently $360 million, with the next borrowing base review scheduled for May 2010. With the persistent weakness in natural gas prices in 2010, lenders have significantly reduced the natural gas price forecasts used in their credit evaluations. As a result PET expects that the borrowing base under the Credit Facility will be reduced by approximately $20 million in the next few weeks following the completion of the semi-annual borrowing base review by the lenders. The expected reduction is also due to non-core property dispositions and the removal of reserves from the borrowing base at Warwick where the Trust is developing a pool for commercial gas storage,  partially offset by the lending value attributed to the Edson Acquisition.

At current interest rates and applicable margins, the effective interest rate on the Trust’s bank debt is approximately 3.8 percent. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. Bank debt drawn on PET’s credit facility decreased $26.8 million from December 31, 2009 due to strong funds flows resulting from the early termination of gas hedging contracts, partially offset by expenditures related to the Trust’s winter capital program. In addition to amounts outstanding under the credit facility PET has outstanding letters of credit in the amount of $12.8 million.

Net debt to annualized funds flow decreased to 1.5 times for the three months ended March 31, 2010 compared to 3.2 times for the previous quarter, due to an increase in funds flows for the period combined with a $11.3 million decrease in net debt. Net debt at March 31, 2010 excludes restricted cash of $57.5 million on PET’s consolidated balance sheet, as this cash was directed towards the Edson Acquisition on the closing date of April 1, 2010 and was not available to fund PET’s existing liabilities as of the balance sheet date.

As at March 31, 2010, the Trust had 6.5 percent convertible debentures issued in June 2007 (6.50% Debentures), 7.25 percent convertible debentures issued in April 2006 (7.25% Debentures) and 6.25 percent convertible debentures issued in April 2005 (6.25% Debentures) outstanding. All series of debentures are repayable on the maturity date in cash or in Trust Units, at the option of PET. Additional information on convertible debentures is as follows.

Convertible debentures	6.50%	7.25%	6.25%
Principal issued ($ millions)	75.0	100.0	100.0
Principal outstanding ($ millions)	74.9	100.0	55.3
Maturity date	June 30, 2012	January 31, 2015	June 30, 2010
Conversion price ($ per Trust Unit)	14.20	7.50	19.35
Fair market value ($ millions)	76.0	101.7	55.4

Fair values of debentures are calculated by multiplying the number of debentures outstanding at March 31, 2010 by the quoted market price per debenture at that date. None of the debentures were converted into Trust Units during the three months ended March 31, 2010.

On December 17, 2009 the 7.25% Debentures were amended as follows:

•

Interest rate increased from 6.25 percent to 7.25 percent;

•

Conversion price reduced to $7.50 per Trust Unit from $23.80 per Trust Unit; and

•

Maturity date extended to January 31, 2015 from April 30, 2011.

The Trust incurred $1.2 million in fees in connection with the amendments, which has been netted against the carrying amount of the debentures on the balance sheet and will be amortized over the amended life of the debentures.

On May 4, 2010, the Trust announced a public short form prospectus offering, on a bought deal basis, of $60 million principal amount of convertible unsecured junior subordinated debentures with an interest rate of 7.0 percent per annum, payable semi-annually on the last day of June and December commencing on December 31, 2010. The debentures will mature on December 31, 2015, will be subordinated to PET’s credit facility and all other outstanding convertible debentures, and will be convertible into Trust Units at a conversion price of $7.00 per Trust Unit. The offering is scheduled to close on May 26, 2010.

The Trust has $55.3 million of convertible debentures outstanding that mature on June 30, 2010. PET currently intends to repay these debentures in cash on the maturity date, utilizing the proceeds of the recent debenture issue.

A reconciliation of the increase in net debt from December 31, 2009 to March 31, 2010 is as follows:

Reconciliation of net debt	($ millions)
Net debt, December 31, 2009	501.0
Capital expenditures (exploration & development and other)	38.4
Acquisitions, net of dispositions	21.9
Funds flow (1)	(84.4)
Distributions	19.2
Expenditures on asset retirement obligations	2.0
DRIP proceeds and cash received on exercise of unit incentive rights	(11.3)
Severo share issue	(0.4)
Issue costs on subscription receipts	1.5
Issue costs on amended debentures	0.2
Gas over bitumen royalty adjustments not yet received	1.6
Net debt, March 31, 2010	489.7

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

With the transition to International Financial Reporting Standards, PET’s Trust Units will be classified as debt instead of equity on the Trust’s balance sheet. Refer to “International Financial Reporting Standards” in this MD&A.

Distributions

Distributions are determined monthly by the Board of Directors of the Trust’s administrator taking into account PET’s forecasted production, capital spending and cash flow, forward natural gas price curves, the Trust’s current hedging position, targeted debt levels and debt repayment obligations. The following items are considered in arriving at cash distributions to Unitholders:

•

Exploration and development expenditures;

•

Projected production additions;

•

Debt repayments to the extent required or deemed appropriate by management to preserve balance sheet strength for future opportunities;

•

Base production forecasts;

•

Current financial and physical forward natural gas sales contracts;

•

Forward market for natural gas prices;

•

Site reclamation and abandonment expenditures; and

•

Working capital requirements.

Distributions for the first quarter of 2010 totaled $19.2 million or $0.15 per Trust Unit consisting of $0.05 per Trust Unit paid on February 16, March 15 and April 15, 2010. The Trust’s payout ratio, which is the ratio of distributions to funds flow, was 22.7 percent in the current quarter as compared to 52.2 percent for the first quarter of 2009. PET’s distributions are less than funds flow as the Trust retains a portion of its funds flow to finance capital expenditures and debt repayments. The payout ratio in future periods will largely be determined by the Trust’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices, which have experienced significant volatility in 2010. From the inception of the Trust through to the March 2010 distribution paid on April 15, 2010, PET has paid over $1.0 billion in distributions to Unitholders, or $13.914 per Trust Unit.

In 2009 PET adopted a Premium DistributionTM component in its Distribution Reinvestment Plan (the "Premium DRIP").  This Plan supersedes, amends and restates in its entirety the Distribution Reinvestment and Optional Trust Unit Purchase Plan of PET dated December 17, 2003 (the "Original Plan").  The primary differences between the Premium DRIP and the Original Plan are the addition of the Premium DistributionTM component under the Premium DRIP and the discontinuation of the optional Trust Unit purchase component which was available under the Original Plan.

The Premium DRIP allows eligible Unitholders to elect, under the distribution reinvestment component of the Premium DRIP, to have their monthly cash distributions reinvested in additional Trust Units on the applicable distribution payment date.  Participants in the distribution reinvestment component of the Premium DRIP will have the ability, as was the case with the Original Plan, to purchase Trust Units with distribution proceeds at a price per Trust Unit equal to 94 percent of the Average Market Price (as defined in the Premium DRIP).  The Premium DRIP also allows eligible Unitholders to otherwise elect, under the Premium DistributionTM component of the Premium DRIP, to have these additional Trust Units delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash distribution such Unitholders would otherwise have received on the applicable distribution payment date.  In the event that eligible Unitholders elect to participate in the Premium DistributionTM component of the Premium DRIP, the additional Trust Units delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price.  Canaccord Capital Corporation will act as the Plan Broker for the Premium DistributionTM component of the Premium DRIP.

No commissions, service charges or brokerage fees are payable in connection with the purchase of Trust Units from PET under either component of the Premium DRIP.  All administrative costs of the Premium DRIP will be paid by PET.  Unitholders who wish to participate in the Premium DRIP indirectly through the brokers, investment dealers, financial institutions or other similar nominees through which their Trust Units are held should consult such nominees to confirm whether commissions, service charges or other fees are payable.

For the first quarter of 2010, Unitholders whose distributions represent approximately 60 percent of total distributions were enrolled in the DRIP, including 32 percent in the Premium Distribution™ component of the Premium DRIP. A total of 2.4 million Trust Units were issued in respect of the DRIP for net proceeds of $11.3 million to the Trust.

PET anticipates that distributions and capital expenditures for the remainder of 2010 will be funded by funds flow and proceeds from the DRIP plan; however changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and distributions. Acquisitions will continue to be funded through a combination of internally generated funds, equity offerings and debt financing.

Three months ended March 31
Distributions ($ thousands)	2010	2009
Cash flow from operating activities	81,626	49,075
Net earnings	37,250	78,460
Distributions	19,167	21,464
Excess of cash flows from operating activities over distributions	62,459	27,611
Excess of net earnings over distributions	18,083	56,996

The Trust targets long-term sustainability of both its production base and distributions to Unitholders. As such, PET’s distribution rates are designed to result in an excess of cash flows from operating activities over distributions which will provide the majority of the funding for PET’s exploration and development expenditures for the respective periods. The excess of $62.5 million for the three months ended March 31, 2010 and $27.6 million for the three months ended March 31, 2009 compare to exploration and development expenditures on PET’s cash flow statement of $37.0 million and $36.1 million for those periods, respectively. In periods where the excess of cash flows from operating activities over distributions is higher than exploration and development expenditures, the excess is applied to reduce bank debt or to fund acquisitions.

The Trust has an excess of net earnings over distributions of $18.1 million for the three months ended March 31, 2010 and $57.0 million for the first quarter of 2009. Distributions typically vary substantially from net earnings due to the significant impact of non-cash items on earnings, such as unrealized gains and losses on financial instruments and DD&A, which have no impact on the Trust’s ability to pay distributions. Where distributions exceed net earnings, a portion of the cash distributions declared may represent an economic return of capital to the Trust’s Unitholders.

Outlook and sensitivities

Incorporating the material events that have occurred subsequent to the end of the first quarter, the Edson Acquisition adding 10.1 MMcfe/d of production for a cost of $126 million, property dispositions for net cash proceeds of $29.1 million, the issuance of 12.1 million Trust Units for net proceeds of $54.3 million, and the issuance of $60 million in convertible debentures that will be used to repay the maturing $55 million convertible debentures on June 30, 2010,  the Trust has 141.3 million Trust Units outstanding, current production of 160 to 165 MMcfe/d, and bank debt net of the convertible debenture issuance and repayment of $290 million.

The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.05 per Trust Unit for 2010 at certain AECO natural gas price levels, incorporating the Trust’s current financial hedges and physical forward sales contracts, closing of the Edson Acquisition on April 1, 2010, capital expenditures of $82 million and related production additions (excluding additional capital spending on the Warwick gas storage project, project financing and related cash flow), closing of the previously announced non-core asset dispositions for $36 million, operating costs of $105 million, cash general and administrative expenses of $33 million and an interest rate on bank debt of four percent. This information is intended to provide information to readers on estimated 2010 production, funds flows and debt levels and may not be appropriate for other purposes.

	Average AECO Monthly Index Gas Price April to December 2010 ($/GJ)
Funds flow outlook – full year 2010	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	154	154	154
Realized gas price ($/Mcfe) (1)	6.43	6.69	6.95
Funds flow ($millions) (2)	180	186	188
Per Trust Unit ($/Unit/month)	0.107	0.110	0.111
Payout ratio (%) (2)	47	45	45
Ending net debt ($millions) (2)	499	493	491
Ending net debt to funds flow ratio (times) (3)	2.8	2.7	2.6

(1)

PET’s weighted average forward price on an average of 98,000 Mcf/d for the period April 1 to December 31, 2010 is $5.40 per Mcf. The current forward average AECO price for April to December 2010 is $4.08 per Mcf.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Calculated as ending net debt (including convertible debentures) divided by estimated annual funds flow. The Trust’s convertible debt is classified as long term with $75 million maturing in 2012 and the remainder maturing in 2015, assuming the 6.25% Debentures maturing on June 30, 2010 are repaid using proceeds from the current offering of convertible debentures.

PET’s sensitivity to gas prices for both the remainder of 2010 and 2011 has changed with changes in its financial and forward physical hedging position, including the early crystallization of hedging gains in the current period. Sensitivity of PET’s fund flows to changes in production volumes, operating and general and administrative costs and interest rates has not varied significantly from the sensitivity analysis presented in the Trust’s management’s discussion and analysis for the year ended December 31, 2009.

OTHER SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Payout ratio

Payout ratio refers to distributions measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of distributions. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcfe of oil and natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to funds flow from operations, net earnings per Trust Unit or other measures of financial performance calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage.  Total capitalization as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments, includes call option premiums received and is used by management to calculate the Trust’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect PET’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Trust’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

Net debt and net bank debt

Net bank debt is measured as bank debt including net working capital (deficiency) excluding short-term financial instrument assets and liabilities related to the Trust’s hedging activities, the current portion of convertible debentures and restricted cash. Net debt includes convertible debentures, measured at principal amount. Net bank debt and net debt are used by management to analyze leverage. Net bank debt and net debt do not have any standardized meaning prescribed by Canadian GAAP and therefore these terms may not be comparable with the calculation of similar measures for other entities.

Working capital (deficiency)

Working capital and working capital deficiency are calculated by the Trust as current assets less current liabilities, excluding assets and liabilities relating to financial instruments and the current portion of convertible debentures, in order to analyze short-term cash requirements without including mark-to-market balances that may settle for significantly different amounts than those presented on the balance sheet. Working capital (deficiency) as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of working capital (deficiency) for other entities.

INTERNAL CONTROLS

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Trust's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  The Trust's Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Trust, including its consolidated subsidiaries.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management, as appropriate, to allow timely decisions regarding required disclosure.  PET’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of March 31, 2010 that the Trust's disclosure controls and procedures are effective to provide reasonable assurance that material information related to PET, including its consolidated subsidiaries, is made known to them by others within those entities. During the three months ended March 31, 2010, there have been no changes in PET’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

NEW ACCOUNTING STANDARDS

The CICA has released new accounting standards for implementation effective January 1, 2011, as follows:

a) Section 1582 – Business Combinations. The new standard replaces the previous business combinations standard and requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. Transaction costs will be charged to earnings as opposed to being included in the cost of the acquisition.

b) Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests. The new standards provide revised requirements for preparing consolidated financial statements. Section 1602 requires a non-controlling interest in a subsidiary to be classified as a separate component of equity, and requires that net earnings (losses) be attributed to both the parent and the non-controlling interest.

PET has elected to early adopt these new standards effective January 1, 2010. Adoption resulted in the Trust presenting earnings before non-controlling interest in the statements of earnings, and including non-controlling interest in the Unitholders’ equity section of the Trust’s consolidated balance sheet.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Effective January 1, 2011 IFRS will replace GAAP in Canada for publicly accountable enterprises. PET’s first reporting period under IFRS will be interim financial statements for period ended March 31, 2011 and first IFRS annual financial statements for year ended December 31, 2011.

The Trust has identified key internal personnel with expertise to manage its transition to IFRS. During 2009 and the first quarter of 2010, PET staff were involved in external IFRS training and development by means of attending conferences, participating in special interest seminars, and focusing on training sessions put on by various accounting service firms. PET personnel have also initiated a detailed review of IFRS standards and other guidance in order to identify potential differences between current IFRS and current Canadian GAAP, as well as potential differences that may arise due to proposed changes in IFRS or Canadian GAAP prior to the 2011 transition date. As a result of proposed changes to certain IFRS standards, together with the current stage of the Trust’s IFRS project, PET cannot reasonably quantify the full impact that adopting IFRS will have on its financial position and future results. The Trust has identified potential differences between IFRS and Canadian GAAP, as described below.

Property, plant and equipment

PET currently groups similar assets for DD&A purposes under successful efforts accounting. Under IFRS, individual components of an item of property, plant and equipment may be separated and depreciated separately over their respective useful lives. PET, as a successful efforts reporter under Canadian GAAP, anticipates that IFRS transition adjustments on its oil and gas assets will not be as extensive had it been a full cost oil and gas reporter.

Asset and goodwill impairment

Under Canadian GAAP, asset impairment is a two-stage test, where the carrying amount of the asset is first compared to the sum of the expected undiscounted future cash flows; if the first test indicates that an impairment exists, then the impairment loss recorded is measured as the difference between the carrying amount and the fair value. Under IFRS, assets are separated into cash-generating units (CGUs), and only the second fair value test is used both to gauge the likelihood of and record the amount of the impairment. Generally, more impairment losses will result from applying IFRS standards as compared to Canadian GAAP. Impairment losses can also be reversed under IFRS, which is not permitted under Canadian GAAP.

Goodwill impairment is assessed under Canadian GAAP by comparing the carrying value of each reporting unit, including goodwill, to the fair value of the reporting unit. Under IFRS, goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the combination, and an impairment loss is recognized when the recoverable amount is less than the carrying amount, including goodwill.

Asset retirement obligation

Under Canadian GAAP, future asset retirement obligations are discounted to arrive at a net present value using a credit-adjusted risk-free interest rate. Under IFRS such obligations are also discounted, but the discount rate used is not credit-adjusted, leading to generally higher asset retirement obligations than under Canadian GAAP.

Trust Units

PET has concluded that its Trust Units do not qualify as equity instruments under IFRS guidelines, and will be classified as liabilities on the Trust’s IFRS balance sheet. This conclusion will also affect the accounting for unit incentive-based compensation and convertible debentures, since the conversion feature of the debentures will no longer be included in Unitholders’ equity. Upon conversion to a corporation, common shares outstanding will be classified as equity in the Trust’s financial statements.

Further differences may be identified as PET continues its review of IFRS standards in 2010.

Prior to the implementation date, the Trust intends on completing a detailed financial statement level assessment of the impact of IFRS conversion. During this period, PET will decide on accounting policies permissible under IFRS, which fit the Trust’s operations and business strategy. PET intends to proceed with integration of the selected accounting policies for the opening balance sheet on January 1, 2010, which will be used for comparative purposes once the IFRS conversion is effective January 1, 2011. PET will actively monitor the effects of the IFRS conversion on information technology systems and internal controls over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. PET bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Accounting for petroleum and natural gas operations

Under the successful efforts method of accounting, the Trust capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities.  Exploration expenditures including geological and geophysical costs, lease rentals and exploratory dry holes are charged to earnings in the period incurred.  The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze and the determination that proved reserves have been discovered requires both judgment and application of industry experience.  The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of land in a given area.

Reserve estimates

Estimates of the Trust’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Canadian Securities Administrators. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

PET’s reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates.  Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered.  In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate. The present value of future net revenues should not be assumed to be the current market value of the Trust’s estimated reserves.  Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.  The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations.  If reserve estimates decline, the rate at which the Trust records depletion increases thereby reducing net earnings. In addition, changes in reserve estimates may impact the outcome of PET’s assessment of its petroleum and natural gas properties for impairment.

Purchase price allocation

Corporate acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets and liabilities acquired based on their fair values as estimated by management at the time of acquisition. The excess of the purchase price over the fair values represents goodwill. In order to estimate fair values, management has to make various assumptions including commodity prices, reserves acquired and discount rates. Differences from these estimates may impact the future financial statements of the Trust.

Impairment of petroleum and natural gas properties

The Trust reviews its proved properties for impairment on an operational field basis.  For each property, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of that property may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the future net revenues from the property as estimated by the Trust on the balance sheet date.  Reserve estimates and estimates for natural gas prices and production costs may change and there can be no assurance that impairment provisions will not be required in the future.

Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.

Asset retirement obligations

The asset retirement obligations recorded in the consolidated financial statements are based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Trust’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants.  Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors including changing technology and political and regulatory environments.  PET engages an independent environmental consulting firm to analyze and prepare an annual estimate of the Trust’s asset retirement obligations in accordance with National Instrument 51-101.  The asset retirement obligation does not include any adjustment for the net salvage value of tangible equipment and facilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PET’s operations are affected by a number of underlying risks both internal and external to the Trust.  These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector.  The Trust’s financial position, results of operations and cash available for distribution to Unitholders are directly impacted by these factors.

Strategy Post-2010

The Trust anticipates converting to a corporation prior to June 30, 2010. The corporate conversion is expected to be achieved through a Plan of Arrangement which must be approved by the Administrator’s Board of Directors as well as the Trust’s Unitholders through the Trust’s Annual General and Special Meeting to be held on June 17, 2010. There is a risk that Unitholders may not approve the proposed conversion to a corporation, however the Canadian government has legislated the SIFT tax beginning in 2011 which effectively removes the benefits of remaining a trust. There is also a risk that conversion could create a taxable event for some Unitholders.

Gas over bitumen

Recent decisions by the AEUB have brought into question PET’s ability to continue to produce natural gas from all of the Wabiskaw and McMurray formations in certain parts of the Athabasca Oil Sands Area in Northeast Alberta.  The AEUB has ordered shut-in of some of the Trust’s production and reserves in this area.

On April 15, 2010 PET received a copy of an application sent to the ERCB by an oil sands operator requesting the shut-in of 188 producing natural gas wells in the North and South Liege areas, within the Athabasca Oil Sands Area. The wells identified include approximately 92 wells operated by PET, with current natural gas production of 5.5 MMcf/d net to the Trust. The ERCB has not yet scheduled a hearing with respect to the application.

Depletion of reserves

The Trust has certain unique attributes which differentiate it from some other oil and gas industry participants.  Distributions, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil and natural gas reserves.  PET will not be reinvesting cash flow in the same manner as some other industry participants as one of the main objectives of the Trust is to maximize long-term distributions.  Accordingly, absent capital injections, PET’s initial production levels and reserves will decline.

PET’s future oil and natural gas reserves and production and therefore its funds flows will be highly dependent on PET’s success in exploiting its reserve base and acquiring additional reserves.  Without reserves additions through acquisition or development activities, the Trust’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital including the issuance of additional Trust Units become limited or unavailable PET’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired.  To the extent that PET is required to use funds flow to finance capital expenditures or property acquisitions, the level of distributions will be reduced.

PET reinvests capital to minimize the effects of natural production decline on its asset base. The Trust currently estimates that capital expenditures of $100 million to $130 million annually are required to maintain production at current levels. There can be no assurance that PET will be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives.

Other risks and uncertainties affecting PET’s operations are substantially unchanged from those presented in the MD&A for the year ended December 31, 2009.

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information and statements within the meaning of applicable securities laws.  This information and these statements relate to future events or to our future performance.  All statements other than statements of historical fact may be forward-looking statements.  The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook”, “guidance”, “objective”, “plans”, “intends”, “targeting”, “could”, “potential”, “outlook”, “strategy” and any similar expressions are intended to identify forward-looking information and statements.

In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: the quantity and recoverability of PET’s reserves; the timing and amount of future production; future prices as well as supply and demand for natural gas and oil; the existence, operations and strategy of the commodity price risk management program; the approximate amount of forward sales and hedging to be employed, and the value of financial forward natural gas contracts; funds flow sensitivities to commodity price, production, foreign exchange and interest rate changes; operating, G&A, and other expenses; cash distributions, and the fundingand tax treatment thereof; amount of future abandonment and reclamation costs, asset retirement and environmental obligations; the use of exploration and development activity, prudent asset management, and acquisitions to sustain, replace or add to reserves and production or expand the Trust’s asset base; expected costs relating to the Trust’s potential gas storage project; the Trust’s acquisition strategy and the existence of acquisition opportunities, the criteria to be considered in connection therewith and the benefits to be derived therefrom; PET’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; expected book value and related tax value of the Trust’s assets and prospect inventory and estimates of net asset value; ability to fund distributions and exploration and development; our corporate strategy, including converting from an income trust to a corporation, the timing thereof and expenses related to the conversion, expectations regarding PET’s access to  capital to fund its acquisition, exploration and development activities; the transition to IFRS and its impact on the Trust’s financial results; expected realization of gas over bitumen royalty adjustments; future income tax and its effect on funds flow and distributions; intentions with respect to preservation of tax pools of and taxes payable by the Trust; funding of and anticipated results from capital expenditure programs; renewal of and borrowing costs associated with the credit facility; future debt levels, financial capacity, liquidity and capital resources; future contractual commitments; drilling, completion, facilities and construction plans; the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers; Crown royalty rates; PET’s treatment under governmental regulatory regimes; business strategies and plans of management, including future changes in the structure of business operations and the planned conversion to a corporation in 2010; and the reliance on third parties in the industry to develop and expand PET’s assets and operations.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of the Trust including, without limitation, that PET will conduct its operations in a manner consistent with its expectations and, where applicable, consistent with past practice; the general continuance of current or, where applicable, assumed industry conditions; the continuance of existing, and in certain circumstances, the implementation of proposed tax, royalty and regulatory regimes; the ability of PET to obtain equipment, services, and supplies in a timely manner to carry out its activities; the accuracy of the estimates of PET’s reserve and resource volumes; the timely receipt of required regulatory approvals; certain commodity price and other cost assumptions; the timing and costs of storage facility and pipeline construction and expansion and the ability to secure adequate product transportation; the continued availability of adequate debt and/or equity financing and funds flow to fund the Trust’s capital and operating requirements as needed; and the extent of PET’s liabilities.

PET believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: volatility in market prices for oil and natural gas products; supply and demand regarding PET’s products; risks inherent in PET’s operations, such as production declines, unexpected results, geological, technical, or drilling and process problems; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; changes in exploration or development plans by PET or by third party operators of PET’s properties; reliance on industry partners; uncertainties or inaccuracies associated with estimating reserves volumes; competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance; increased costs; incorrect assessments of the value of acquisitions; increased debt levels or debt service requirements; industry conditions including fluctuations in the price of natural gas and related commodities; royalties payable in respect of PET’s production; governmental regulation of the oil and gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; the need to obtain required approvals from regulatory authorities; changes in laws applicable to the Trust, royalty rates, or other regulatory matters; general economic conditions in Canada, the United States and globally; stock market volatility and market valuations; limited, unfavourable, or a lack of access to capital markets, and certain other risks detailed from time to time in PET’s public disclosure documents including, without limitation, those risks and contingencies described above and under ‘‘Risk Factors” in the Trust’s MD&A for the year ended December 31, 2009.  The foregoing list of risk factors should not be considered exhaustive.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of the Trust or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, unless expressly required to do so by applicable securities laws.

Additional information on PET, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from the Trust’s website at www.paramountenergy.com.